UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-89756

ALION SCIENCE AND TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

1750 Tysons Boulevard, Suite 1300, McLean, VA 22102 (703) 918-4480 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒ (1)

(1)	Rule 15d-6 is relied upon with respect to the Common Stock. The Plan Interests are being deregistered pursuant to guidance from the staff in the Division of Corporation Finance of the Securities and Exchange Commission.

Approximate number of holders of record as of the certification or notice date:

Common Stock:	1
Plan Interests:	6,110

Pursuant to the requirements of the Securities Exchange Act of 1934, Alion Science and Technology Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ALION SCIENCE AND TECHNOLOGY CORPORATION

Date: October 3, 2012	By	/s/ Barry M. Broadus
Name: Barry M. Broadus
Title: Chief Financial Officer